SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Diametrics Medical, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01

(Title of Class of Securities)

252532 10 6

CUSIP Number

BCC Acquisition II LLC

c/o Bay City Capital LLC

750 Battery Street

Suite 400

San Francisco, California 94111

(415) 676-3830

with a copy to:

Timothy G. Hoxie, Esq.

Heller Ehrman White & McAuliffe LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6052

(Name, address and telephone number of person authorized to receive notices and communications)

April 21, 2004

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 2 of 15 pages

1)	NAMES OF REPORTING PERSONS BCC Acquisition II LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC, AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 5,595,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 5,595,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 5,595,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.15%

14)	TYPE OF REPORTING PERSON OO

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 3 of 15 pages

1)	NAMES OF REPORTING PERSONS The Bay City Capital Fund I, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC, AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 5,595,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 5,595,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 5,595,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.15%

14)	TYPE OF REPORTING PERSON PN

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 4 of 15 pages

1)	NAMES OF REPORTING PERSONS Bay City Capital Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 5,595,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 5,595,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 5,595,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.15%

14)	TYPE OF REPORTING PERSON OO

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 5 of 15 pages

1)	NAMES OF REPORTING PERSONS Bay City Capital LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 5,595,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 5,595,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 5,595,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.15%

14)	TYPE OF REPORTING PERSON OO

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 6 of 15 pages

INTRODUCTION

BCC Acquisition II LLC, a Delaware limited liability company (“BCC Acquisition”), hereby files this Amendment No. 3 (the “Amendment”) to the Statement on Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 (as amended, the “Statement”) on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified in the Statement pursuant to the Agreement with respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

The Bay City Capital Fund I, L.P., a Delaware limited partnership (“BCC”), is the managing member of BCC Acquisition. Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC. Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”), provides investment advice to BCC.

BCC Acquisition entered into that certain First Amendment to Note Purchase Agreement, dated as of April 7, 2003, and that certain Limited Waiver and Amendment dated as of January 14, 2004 by and among the Issuer and certain others (collectively, the “Amended Purchase Agreement”). The Amended Purchase Agreement amends the Note Purchase Agreement dated August 8, 1998 by and among the Issuer, BCC Acquisition and others (“Purchase Agreement”), which has been previously reported in the Statement. The Amended Purchase Agreement extends the maturity date of certain notes under the Purchase Agreement, and as consideration therefor, provides that the Issuer issue certain warrants to BCC Acquisition and others. Pursuant to this transaction, BCC Acquisition received a warrant to purchase up to 3,686,579.58 shares of Issuer Common Stock at an exercise price of $0.34 per share (the “Warrant”).

On April 21, 2004, BCC Acquisition effected a liquidating distribution of 1,952,191 shares of Common Stock of the Issuer to its members, representing all of BCC Acquisition’s interests in the Issuer. The

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 7 of 15 pages

members of BCC Acquisition are BCC and Bay Investment Group, L.L.C., a Delaware limited liability company. BCC, in turn distributed, all of its interest in the Common Stock of the Issuer to its partners. BCC’s limited partners are BCC Amalgamated, L.L.C. and The Craves Group LLC, and its general partner is BCC Management. BCC Management, in turn, distributed all of its interest in the Common Stock of the Issuer to its members. BCC Acquisition, BCC and BCC Management are each beginning the process of liquidation.

Item 2.	Identity and Background

This Amendment is filed on behalf of BCC Acquisition, BCC, BCC Management and BCC LLC, which serves as an investment advisor to BCC Management pursuant to an advisory agreement. BCC Acquisition, BCC, BCC Management and BCC LLC are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

a.	BCC Acquisition

The principal executive offices of BCC Acquisition are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC Acquisition is a manager-managed Delaware limited liability company formed for the purpose of completing the transactions described in the Statement, as amended. The members of BCC Acquisition are BCC and Bay Investment Group, L.L.C., a Delaware limited liability company (“BIG”). The manager of BCC Acquisition is BCC, which has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 8 of 15 pages

b.	BCC

The principal executive offices of BCC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies. BCC is the manager of BCC Acquisition and has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.

c.	BCC Management

The principal executive offices of BCC Management are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, L.L.C., a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.

d.	BCC LLC

The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 9 of 15 pages

limited liability company. The members of BCC LLC and their current interests in BCC LLC are as follows: PCP-BCC Acquisition, LLC, a Delaware limited liability company (“PCP-BCCA”), which purchased all of BCC Amalgamated, L.L.C.’s interest in BCC LLC as of March 24, 2004 (65.23%); Frederick B. Craves (21.74%); Sanford Zweifach (5.80%); Carl Goldfischer (5.80%); and Lori Robson (1.43%). The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC LLC are set forth on Schedule 2 hereto.

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

BCC Acquisition received the Warrant as consideration for entering into the Amended Note Purchase Agreement, pursuant to which it extended the maturity date of that certain convertible senior secured fixed rate note in the principal amount of $6,700,000 due in August 2003 to August 2005 (the “Note”). The Note is convertible into Common Stock of the Issuer at a price of $3.51 in principal amount per share of Common Stock.

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 10 of 15 pages

Item 4.	Purpose of Transaction

The purpose of the acquisition transaction is to acquire a Warrant of the Issuer as consideration for the extension of the maturity date of certain notes under the Amended Purchase Agreement.

The purpose of the disposition transaction is to distribute all the shares of Common Stock held by each of BCC Acquisition, BCC and BCC Management in connection with each entity’s process of liquidation.

Item 5.	Interest in Securities of the Issuer.

Item 5, paragraphs (a) and (b), is amended to read as follows:

(a) and (b)

The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon Issuer’s report on Form 10-K for the fiscal year ending December 31, 2003, that it had 29,222,993 shares of Common Stock outstanding as of February 29, 2004) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions described in Item 4 of this Amendment, is set forth in the following table.

(This table shows the approximate number of shares that could be acquired upon purchase and payment pursuant to the Amended Purchase Agreement, and includes the warrant

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 11 of 15 pages

shares that would be received upon complete exercise of any warrant and complete conversion of any note.)

Reporting Person	No. of Shares Beneficially Owned	Percentage of Class	Power to Vote		Power to Dispose
			Shared	Sole	Shared	Sole
BCC Acquisition I	up to 5,595,411	19.15%	up to 5,595,411		up to 5,595,411
BCC Fund I, L.P.	up to 5,595,411	19.15%	up to 5,595,411		up to 5,595,411
BCC Management LLC	up to 5,595,411	19.15%	up to 5,595,411		up to 5,595,411
BCC LLC	up to 5,595,411	19.15%	up to 5,595,411		up to 5,595,411

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

(c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as described in the Introduction and Item 4 above.

(d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

(e) Not applicable.

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 12 of 15 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

(a) Amended Note Purchase Agreement

The Amended Note Purchase Agreement is described and/or referenced in the Introduction and Items 3, 4, and 5 and is attached as Exhibit 7(1).

(b) Warrant

The Warrant is described and/or referenced in the Introduction and Items 3, 4, and 5 and is attached as Exhibit 7(2).

(c) Note

The Note is described and/or referenced in the Introduction and Items 3, 4, and 5 and is attached as Exhibit 7(3).

(d) Limited Waiver and Amendment

The Limited Waiver and Amendment is described and/or referenced in the Introduction and Items 3, 4, and 5 and is attached as Exhibit 7(4).

Item 7.	Materials to Be Filed as Exhibits

Exhibit 7(1). Amended Note Purchase Agreement

Exhibit 7(2). Warrant

Exhibit 7(3). Note

Exhibit 7(4). Limited Waiver and Amendment

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 13 of 15 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2004

BCC Acquisition II LLC

By:	Its Manager
The Bay City Capital Fund I, L.P.

	By:	Its General Partner
Bay City Capital Management LLC

By:

		Name:	Frederick B. Craves
		Its:	Manager and Managing Director

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 14 of 15 pages

Schedule 1 to Schedule 13D

Bay City Capital Management LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment

Frederick B. Craves Bay City Capital Management LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager	Chairman, Manager and Managing Director of Bay City Capital LLC and Manager of Bay City Capital Management LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 252532 10 6	13D Amendment No. 3	Page 15 of 15 pages

Schedule 2 to Schedule 13D

Bay City Capital LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

Carl Goldfischer Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.